



Ted Yang · 3rd

13-time Serial Entrepreneur. MIT Engineer. Emmy nominated writer. Recovering hedge fund guy.

Massachusetts Institute of Technology

New Canaan, Connecticut, United States · **Contact info**

Experience

VP Strategy and Digital Marketing

Highclere Castle Spirits

Sep 2018 - Present · 3 yrs 7 mos

Essex, CT

"The Perfect Gin" - Our super-premium gin is crafted from ancient botanicals grown at Highclere Castle, famous around the world as "the real Downton Abbey."



Home

One of the worlds most awarded gins, scoring 96 points and earning 24 international Gold Awards, distilled with botanicals from one of...

Founder and President

Cantata Media

Jan 2018 - Present · 4 yrs 3 mos

The Local News You Need to Know @ dailyvoice.com

Daily Voice | Your Town. Your News.

Discover the best local stories, latest breaking news and current events happening in your town.

4-CT

2 yrs 1 mo

Co-Founder and Member, Board of Trustees

Mar 2021 - Present · 1 yr 1 mo

After one year as our volunteer CEO I stepped down so a new leader could take the reins. Couldn't be prouder of all our team has accomplished to help those who most





Co-Founder and CEO

Mar 2020 - Mar 2021 · 1 yr 1 mo

4-CT is the largest statewide COVID-19 fund in Connecticut and has made over $20 million of impact so far to help those in the most need in our state. Including our 4-CT




OUR GOVERNOR HAS.

Chairman of the Board and Founding Investor

Connex Partners
2008 - Present · 14 yrs 3 mos
New York, New York, United States

Board Director and Founding Investor

Chempacific Corp
2001 - Present · 21 yrs 3 mos
Baltimore, Maryland, United States

Show all 21 experiences →

Education

Massachusetts Institute of Technology

M. Eng and BS, Computer Science and Electrical Engineering
1993 - 1997